NEWS RELEASE 07-52	Nov. 6, 2007

DRILL PROGRAM REINFORCES FRONTEER’S SANDMAN GOLD DEPOSITS IN NEVADA

Fronteer Development Group (TSX and AMEX – FRG)(“Fronteer” or “Company”) is pleased to announce that recent drilling has further strengthened the economic significance of its Sandman project, one of the Company’s principal Nevada assets obtained through the recent acquisition of NewWest Gold.

Recent drill highlights include:

  1.56 grams per tonne gold over 132.59 metres, including 6.58 grams per tonne gold over 6.1 metres in drill hole AK07-37
  1.80 grams per tonne gold over 22.86 metres, including 3.40 grams per tonne gold over 9.14 metres in drill hole AK07-34
  3.37 grams per tonne gold over 15.24 metres, in drill hole AK07-41

Sandman includes five identified gold deposits that are all open for expansion. The deposits, located approximately 16 kilometres northwest of the mining centre of Winnemucca, are near-surface, potentially open-pit mineable and contain significant indications of oxide heap-leachable gold. Numerous untested geochemical and geophysical anomalies present attractive exploration targets.

In May 2007, four of the five deposits reported a first-time NI 43-101 resource estimate of 271,900 ounces (measured and indicated) and 38,000 ounces (inferred) gold – see resource estimate table below. The estimate is comprised of resources: Abel Knoll, North Hill, Silica Ridge and Southeast Pediment.

Sandman is currently 100%-owned by Fronteer.

Sandman’s 2007 drill program -- 7,000 metres and 30 holes to date -- has largely focused on Abel Knoll, expanding the deposit in all directions and identifying mineralization for the first time in a new rock sequence, which expands the prospectivity of the whole property.

Fronteer will be updating Sandman’s initial resource estimate within the coming months.

For a comprehensive table of recent Sandman drill results (inc. oz/ton), please use the following link:
www.fronteergroup.com/i/IR/SandmanDrillResults.pdf

Sandman is a key project in Fronteer’s portfolio of advanced-stage gold projects in Nevada and Turkey, says Fronteer President and CEO Mark O’Dea.

“The deposits at Sandman are extremely attractive in terms of location and extractability. They are near surface, high-grade oxide ounces located principally on private land, which greatly facilitates the permitting process. There is strong potential at Sandman to further expand the discovered deposits and find new ones of similar style,” says O’Dea.

Sandman is one of 19 new projects obtained through the recent acquisition of NewWest Gold. Three of these projects – Sandman, Northumberland and Zaca – have NI 43-101 resources (See Press Release 07-45). Of the remaining 16 projects, 12 have drill-indicated gold mineralization.

For a map showing the distribution of drill holes, please use the following link:
www.fronteergroup.com/i/IR/SandmanAbelKnollMap.jpg

43-101 RESOURCE ESTIMATE

Deposit	Measured				Indicated
	Tons	Grade Au oz/ton	Grade Au g/tonne	Au oz	Tons	Grade Au oz/ton	Grade Au g/tonne	Au oz
Southeast Pediment	644,000	0.070	2.41	45,300	1,300,000	0.034	1.18	44,500
North Hill	387,000	0.037	1.28	14,400	2,684,000	0.029	1.00	78,400
Silica Ridge	511,000	0.032	1.08	16,200	1,382,000	0.028	0.97	39,000
Abel Knoll	168,000	0.037	1.27	6,200	957,000	0.029	1.00	27,900
Totals	1,710,000	0.048	1.65	82,100	6,323,000	0.030	1.03	189,800

	Measured and Indicated			Inferred
Tons	Grade Au oz/ton	Grade Au g/tonne	Au oz	Tons	Grade Au oz/ton	Grade Au g/tonne	Au oz
1,944,000	0.046	1.58	89,800	109,000	0.026	0.88	2,800
3,071,000	0.030	1.04	92,800	294,000	0.021	0.72	6,200
1,893,000	0.029	1.00	55,200	518,000	0.014	0.49	7,400
1,125,000	0.030	1.04	34,100	497,000	0.043	1.49	21,600
8,033,000	0.034	1.16	271,900	1,418,000	0.027	0.92	38,000

The cut-off grade for Sandman Project measured, indicated and inferred resources is 0.01 oz Au/ton for all of the shallow deposits and 0.02 oz Au/ton for the deeper zones at the Southeast Pediment deposit.

LIQUIDITY

Fronteer is not invested in any short term commercial paper or asset-backed securities. The Company has approximately C$100 million in cash that is fully liquid and held with a large commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three world-class gold and copper-gold projects in Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 46.8% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:
Dr. Mark O’Dea, President and CEO
Glen Edwards, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Mineral resources are not mineral reserves and do not have demonstrated economic viability, and there is no guarantee that any resource will become a reserve.

Michael Gustin, Ph.D., of Mine Development Associates, Reno, Nevada, is the Qualified Person for the Sandman resource estimate. Mineral resources have been estimated by Mine Development Associates ("MDA") in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects. The mineral resource expressed is based on the technical report prepared by MDA as of May 31, 2007. The cut-off grade (expressed in ounces of gold per ton) for Sandman Project measured, indicated and inferred resources is 0.01 oz Au/ton for all of the shallow deposits and 0.02 oz Au/ton for the deeper zones at the Southeast Pediment deposit.

James Ashton, P.E., is the designated Qualified Person for the Sandman drill results. Composites calculated using cut-offs of 0.010 (0.34g/t) for oxide. Samples of drill core or RC chips were sampled on 5.0 foot or 1.52 m intervals and assayed by American Assay (ISO9002;2002) or ALS Chemex (ISO 9001;2000) for gold and silver by Fire Assay of a 30gram( 1 assay tonne charge) with an AA finish or if over 3.0 ppm Au was re-assayed and completed with a gravimetric finish. Drill hole length intersections are estimated at 90% for all holes except AK 07-37.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration, drilling exposure and exploration budgets and timing of expenditures involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C., and factors discussed in NewWest’s annual information form. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.